Green Supplements Online Inc.
112 N. Curry Street
Carson City, NV 89703

September 23, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Green Supplements Online Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2013
File No. 333-189909

Dear: Jeffrey P. Riedler

In response to your letter dated September 12, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

Please update your financial statements pursuant to Item 3-12 of Regulation S-X.

Response:  We have updated our financial statements.

COMMENT: 2

We note your response to prior comment 2. There are still numerous references to "management," "Board of Directors", "our directors", "our director", "us" or similar terminology in your disclosure. Please replace the following references to "management", "our directors", "our director", "our sole director" or "each of our directors" with the name "Mr. Semenets" as follows:

* The Company May Not Be Able to Generate Revenue..., page 6, second sentence;

*    Forward Looking Statements, page 14, second sentence;

*    Liquidity and Capital Resources, page 18, as follows;
     *    Third paragraph, last sentence,
     *    Fourth paragraph, fourth sentence,
     *    Sixth paragraph, first sentence,
     *    Seventh paragraph, fourth sentence;

*    Term of Office, page 23, first sentence;

*    Committees of the Board, page 23, as follows;
     *    First paragraph, second sentence,
     *    Second Paragraph, second sentence,
     *    Third paragraph, first sentence and

*    Note 7, Going Concern, page F-8, second paragraph.

Also, please replace the pronoun "us" with "Mr. Semenets" in the first sentence under Determination of the Offering Price on page 15 and replace the reference to "the officers, directors, promoters and affiliates" with "Mr. Semenets" in the last paragraph, first sentence under Dilution on page 15.

Response: We have replaced the following references to "management", "our directors", "our director", "our sole director" or "each of our directors" with the name "Mr. Semenets"

RISK FACTORS

"GOVERNMENTAL REGULATIONS MAY PREVENT OR DELAY ENTRY INTO A MARKET ...," PAGE 6

COMMENT: 3

We note your response to prior comment 10. In this risk factor, please provide a summary of the actual regulations that you believe you will be subject to, and not simply a list of the regulatory agencies that may be involved, e.g. the Current Good Manufacturing Processes you reference on page 22. Response: We provided a summary of the actual regulations that we believe we will be subject to.

"IF VYACHELSLAV SEMENETS, OUR SOLE OFFICER AND DIRECTOR, SHOULD RESIGN OR DIE
....," PAGE 7

COMMENT: 4

We note your response to prior comment 11. Please also revise the sub-caption of this risk factor to reflect your conclusion that, in the event of Mr. Semenets' death or resignation, you will have no alternative but to cease operations.

Response: We have revised the sub-caption of risk factor.

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
"IF THE PRODUCTS WE SELL DO NOT HAVE THE HEALTHFUL EFFECTS INTENDED ...," PAGE 9

COMMENT: 5

Here, as well as in your Prospectus Summary and Business discussion, please state, if true, that you have not yet initiated any product development efforts.

Response: We have stated that we have not yet initiated any product development efforts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

LIQUIDITY AND CAPITAL RESOURCES, PAGE 18

COMMENT: 6

In the last paragraph of this discussion, you should amend your disclosure to clarify that, if true, you may need to hire additional directors, officers and employees in order to ensure your compliance with the Sarbanes-Oxley Act (SOX) and other requirements of being a public company. Further, you should elaborate on the challenges you will face in complying with SOX and other securities laws and regulations.

Response: We have amended our disclosure.

SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES, PAGE 19

COMMENT: 7

Please refer to your response to our prior comment number 22. We did not note any changes to your disclosure as a result of our comment. Please revise your disclosure to remove the reference to Statement of Financial Accounting Standards No. 109.

Response:  We have revised our disclosure.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

GENERAL, PAGE 22

COMMENT: 8

We note your response to prior comment 28. Please include in your disclosure a description of Mr. Semenets' business activities in the period between February 2012 and January 2013, if any.

Response: We have disclosed that from February 2012 to January 2013, Vyacheslav Semenets devoted his business time to researching nutrition industry.

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
TERM OF OFFICE, PAGE 23

COMMENT: 9

Please amend your disclosure to make it clear that no directors have been elected and no executive officers have been appointed at this time, and that any such election or appointment will take place in the future.

Response: We have amended our disclosure to make it clear that no directors have been elected and no executive officers have been appointed at this time, and that any such election or appointment will take place in the future.

COMMITTEES OF THE BOARD, PAGE 23

COMMENT: 10

In the second paragraph, you state that the sole director will assess all nominees for director whether submitted by management or shareholders. As there are no other members of management other than Mr. Semenets, you should amend your disclosure to simply state that Mr. Semenets will assess any shareholder nominees for director. Further, if Mr. Semenets as sole officer and director will select any additional nominees for the board including those brought to the registrant's attention by shareholders, the disclosure should state this clearly.

Response: We have amended our disclosure to state that Mr. Semenets will assess any shareholder nominees for director.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-6

COMMENT: 11

Please refer to your response to our prior comment number 30. We did not note any changes to your disclosure as a result of our comment. Please revise your accounting policy to illustrate how it complies fully with SAB Topic 13.

Response: We have revised our accounting policy to illustrate how it complies fully with SAB Topic 13.

Please direct any further comments or questions you may have to the company's attorney:

Scott Doney, Esq.
3273 E. Warm Springs Rd.
Las Vegas, NV 89120
Phone : (702) 312-6255

Thank you.

Sincerely,


/s/ Vyacheslav Semenets
------------------------------
Vyacheslav Semenets

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